UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Great China Mania Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

39030A109
(CUSIP Number)

May 30, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number. SEC 1745 (12-02)

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(1)              NAMES OF REPORTING PERSONS

Jian Ke
1200 Abernathy Road, Suite 1700
Atlanta GA 30328

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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)  ☒
(b)  ☐

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(3)    SEC USE ONLY

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(4)    CITIZENSHIP OR PLACE OF ORGANIZATION:  US

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NUMBER OF  SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
(5)  SOLE VOTING POWER 2,000,000
(6)  SHARED VOTING POWER 0
(7)  SOLE DISPOSITIVE POWER 2,000,000
(8)  SHARED DISPOSITIVE POWER 0

(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,000,000

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       ☐

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(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  8.1%

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(12)   TYPE OF REPORTING PERSON **:  IN

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(2)              NAMES OF REPORTING PERSONS:

Everest Media Group, Inc.
1200 Abernathy Road, Suite 1700
Atlanta GA 30328

I.R.S. IDENTIFICATION NO.
OF ABOVE PERSONS (ENTITIES ONLY):  20-1518047

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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)  ☒
(b)  ☐

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(3)    SEC USE ONLY

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(4)    CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada, United States

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NUMBER OF  SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
(5)  SOLE VOTING POWER 500,000
(6)  SHARED VOTING POWER 0
(7)  SOLE DISPOSITIVE POWER 500,000
(8)  SHARED DISPOSITIVE POWER 0

(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  500,000

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       ☐

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(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  2.02%

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(12)   TYPE OF REPORTING PERSON **:  CO.

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Item 1(a).     Name of Issuer:

Great China Mania Holdings, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

203 Hankow Center, 5-15 Hankow Road, Tsimshatsui, Kowloon, Hong Kong

Item 2(a).     Name of Person Filing:

Mr. Jian Ke, an individual, and Everest Media Group, Inc., a corporation.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

1200 Abernathy Road, Suite 1700, Atlanta GA 30328

Item 2(c).     Citizenship:

Mr. Jian Ke – United States of America
Everest Media Group, Inc. – Nevada, Unites States

Item 2(d).     Title of Class of Securities:

Common Stock, par value $0. 01 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

39030A109

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Jian Ke

(a)	Amount beneficially owned: 2,000,000 shares (includes 500,000 shares owned by Everest Media Group, Inc. as Mr. Ke is the majority shareholder of this entity).

(b)	Percent of class: 8.1% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	2,000,000
(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	2,000,000

(iv)	Shared power to dispose or to direct the disposition of:	0

Everest Media Group, Inc.

(a)	Amount beneficially owned: 500,000 shares.

(b)	Percent of class: 2.02% (1).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	500,000
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	500,000
(iv)	Shared power to dispose or to direct the disposition of:	0
(1)              Percentage ownership is based on 24,676,000 shares issued and outstanding as of May 16, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 22, 2011.  The calculation of the percentage ownership was made pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Item 5-9.

Not applicable.

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11  [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 31, 2011

Jian Ke

By:	/s/ Jian Ke
Name:	Jian Ke, in his individual capacity

Everest Media Group, Inc.

By:	/s/ Jian Ke
Name:	Jian Ke
Title:	Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule 13G

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of August 31, 2011, by and between Jian Ke and Everest Media Group, Inc. (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

              1.                            The Schedule 13G with respect to Great China Mania Holdings, Inc.’s to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

              2.                            Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

              IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

Jian Ke

By:	/s/ Jian Ke
Name:	Jian Ke, in his individual capacity

Everest Media Group, Inc.

By:	/s/ Jian Ke
Name:	Jian Ke
Title:	Chief Executive Officer